EXHIBIT (a)(5)(E)
N E W S      R E L E A S E

FOR IMMEDIATE RELEASE	Contact:	Steven E. Nielsen, President and CEO
Richard L. Dunn, Senior Vice President and CFO
(561) 627-7171

Palm Beach Gardens, Florida	October 12, 2005
DYCOM INDUSTRIES, INC. ANNOUNCES PRELIMINARY RESULTS OF
ITS DUTCH AUCTION TENDER OFFER
Palm Beach Gardens, Florida, October 12, 2005—Dycom Industries, Inc. (NYSE Symbol: “DY”) announced today the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, on October 11, 2005. In the tender offer, the Company offered to purchase up to 9.5 million shares of its common stock at a price that was not greater than $21.00 nor less than $18.50 per share.
The Company expects to accept for purchase 8,788,257 shares at a purchase price of $21 per share, for a total cost of approximately $184.6 million. Based on the preliminary count by Wachovia Bank, N.A., the depositary for the tender offer, 8,788,257 shares of common stock, including 4,588,258 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $21 per share.
The number of shares tendered and not withdrawn, and the purchase price are preliminary and are subject to verification by Wachovia Bank, N.A. The actual number of shares validly tendered and not withdrawn, and the purchase price will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered.
The dealer managers for the tender offer are Goldman, Sachs & Co. and Merrill Lynch & Co., and the information agent is Georgeson Shareholder Communications Inc. The depositary is Wachovia Bank, N.A. For questions and information, please call the information agent toll free at (866) 203-1198.
Dycom is a leading provider of specialty contracting services throughout the United States. These services include engineering, construction, maintenance and installation services to telecommunications providers, underground locating services to various utilities, including telecommunications providers, and other construction and maintenance services to electric utilities and others.